Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Beanstox Inc. ("Beanstox" or the "Company" or the "issuer")
75 State Street, Suite 100
Boston, MA 02109
www.beanstox.com

Up to $1,069,999.50 in Class B Non-Voting Common Stock (the "Shares") at $0.75
Minimum Target Amount: $9,999.75

Company:

Company: Beanstox Inc. ("Beanstox" or the "Company" or the "issuer")
Address: 75 State Street, Suite 100, Boston, MA 02109
State of Incorporation: DE
Date Incorporated: March 14, 2018

Terms:

Equity

Offering Minimum: $9,999.75 | 13,333 shares of Class B Non-Voting Common Stock (the "Shares")
Offering Maximum: $1,069,999.50 | 1,426,666 shares of Class B Non-Voting Common Stock (the "Shares")
Type of Security Offered: Class B Non-Voting Common Stock (the "Shares")
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $150.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) a funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered is Subject to Adjustment for Bonus Shares. See Bonus Information Below.

Company Perks*

Early Bird

First 72 hours - Friends and Family - 20% bonus shares

Next 72 hours - Super Early Bird Bonus - 10% bonus shares

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ | Free Beanstox subscription for 6 months

$1,000+ | Free Beanstox subscription for one year and "Owners-Exclusive" investing session with Kevin O'Leary

$5,000+ | Free signed Kevin O'Leary book+ 5% bonus shares

$10,000+ | Invitation to "Beanstox Owner" live in-person anniversary event(s) or Virtual Retreat with Kevin O'Leary and the Beanstox team + 10% bonus shares

All perks occur when the Offering is completed.

The 10% Bonus for StartEngine Shareholders

Beanstox Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. ("StartEngine")

OWNer's bonus as shareholders of StartEngine (the "Eligible Investors").

This means Eligible Investors will receive a 10% bonus for Shares they purchase in this Offering. For example, if an Eligible Investor subscribes for 100 Shares at $0.75/Share, such Eligible Investor will receive and own 110 Shares for $75. Fractional Shares will not be distributed and Share bonuses will be determined by rounding down to the nearest whole Share.

This 10% Bonus is only valid during the Eligible Investors eligibility period. Eligible Investor will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are cancelled or fail.

Eligible Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Beanstox is a Securities and Exchange Commission ("SEC") registered investment adviser and has arranged for brokerage services to be provided by DriveWealth LLC ("DriveWealth"), a registered broker-dealer and member of FINRA/SIPC. DriveWealth is not affiliated with Beanstox.

The Company and its Business

Company Overview

Company's Business. Inspired by well-known Shark Tank investor Kevin O'Leary and his investment philosophy, Beanstox is a business designed to meet the savings and investment needs of over 100[1] million Americans, who have little or no savings and investments, and almost nothing set aside for retirement. Beanstox's target market is this large population of potential new investors, including young adult investors. Beanstox provides people with access to automated internet-based advisory investment services, available online through the Beanstox mobile application (the "App"), designed to make it simple and easy for clients to open an account, establish their investment goals, and connect to their bank for their initial investment and their automated recurring investment. Beanstox generates personalized portfolios using exchange traded funds (ETFs), as well as automated portfolio rebalancing and automated dividend reinvestment. Beanstox also provides useful information on personal finance and investing. Beanstox recently released an initial public version of the App, now being regularly upgraded in advance of a more public marketing launch, planned for after completion of the offering.

Business Model. Beanstox employs a B2C SaaS model (business to consumer, software- as-a-service model) combined with the supporting automated internet-based investment advisory services. The current revenue model is a $5 monthly subscription, with estimated monthly variable costs of approximately $1 for IT services (Amazon Web Services and Bambu), bank data connections (Plaid Inc., being acquired by VISA), as well as client account maintenance, trading, custody, and reporting (DriveWealth as broker-dealer). Our internal team includes professionals for product development, business development and marketing, investment management and compliance, as well as customer support. Our current cost structure allows us to be profitable with 30,000 clients using the service. Our marketing plans include leveraging the impact of Kevin O'Leary in both traditional media (e.g. TV, radio) and social media, with over 3 million followers, and in collaboration with other digital media partners. Mr. O'Leary's name, brand and personality is trusted by many, which should be an asset as we introduce the Beanstox brand to consumers.

Corporate Structure. Beanstox has two cofounders, Chairman Kevin O'Leary, and CEO Connor O'Brien, each indirectly owning 50% of the Beanstox equity. The cofounders have funded the development of Beanstox to date. This Crowdfunding Offering aims to introduce Beanstox to over 200,000 people, and we believe many will choose to become Beanstox clients and owners.

1. Deloitte:
   https://www.dol.gov/sites/dolgov/files/EBSA/researchers/analysis/retirement/brokerage-accounts-in-the-us.pdf

   Yahoo finance: https://finance.yahoo.com/news/58-americans-less-1-000-090000503.html
   (The contents of these articles are not incorporated into this Form C.)

   Competitors and Industry

Competitors & Industry. Although the consumer-focused financial services industry in the U.S. is immense and mature, 100 million or more Americans have not started investing through a traditional bank or traditional investment firm. New technologies now make it possible to provide cost-effective automated savings and investment services to this population segment. Some traditional firms are adapting, providing more accessible services, although many are selling their own products, requiring elevated minimums, and charging complex fees. Some new "disruptors" have entered the market with success, each offering its own approach to investing, some attracting over 3 million clients, as summarized below.

Beanstox is providing access to automated internet-based investment advisory services through the App, designed to be a "game changer" for many consumers, for a simple monthly subscription fee of $5 (an additional fee 0.25% on account value over $25,000 is being waived until further notice).

Traditional banks and firms. Banks and traditional wealth management firms have left 100 million people "unserved" which may suggest they did not appeal to these consumers for many reasons. Generally, the services offered by mature companies require large initial investment amounts, such as minimum investments of $100,000, and involves annual costs of 1% of assets under management, or $1,000 per year based on assets of $100,000, partly reflecting the costs of overhead, personnel, paperwork and manual processes. In addition, some people never get started, because "investing looks complicated". Traditional firms that are adapting by providing more accessible services, include big names such as Fidelity, Schwab and Vanguard, each with their own style and level of fees, although many essentially selling their own products, requiring high minimum investments, and charging complex fees.

The new "Disruptors". Technology has allowed several newer companies to evolve, and consumers have responded to "new brands" and "disruptors" that have attracted several million people to open accounts. This success is a positive for investors and for Beanstox, confirming consumer demand for new forms of investment advisory services, some of which are summarized in two categories below.

Category 1 – "Simple but less Serious". Some of the simplest new services are subscription based apps that provide "round up" investing of small amounts, generated by rounding up credit card purchases (e.g. to the nearest whole dollar), resulting in small average account balances (e.g. $300-400), with some investing in portfolios that are very standardized (less personalized) and some having the client select investments from a list of themes. Two of the largest of these "disruptors", Acorns and Stash, have each attracted over 3 million accounts at subscription pricing ranging from $1-$9/month, and both have attracted venture financing at valuations of $800 million or more, Acorns in 2019 and Stash in 2020. These services have small average account balances, usually under $500, which could indicate that consumers might find them to be less serious for bigger investments. However, these two investment advisory services have each attracted over 3 million clients which would indicate demand for simplified services.

Category 2 – "Serious but less Simple". Some more advanced automated investment services provide more complex and personalized portfolios. They appeal to more affluent investors with higher average annual incomes (e.g. $100,000+) and larger average account balances (e.g. $40,000+) and they charge more complex pricing expressed as an annual percentage of client assets (e.g. 0.25% to 0.50%, which is $100-$200 annually on $40,000 accounts) in addition to other fees and conditions. These disruptors have far fewer clients than the simple disruptors described above, who have over five times more clients, possibly indicating a consumer preference for simplicity.

BEANSTOX – A Disruptor that is "Serious AND Simple". Beanstox is differentiated, being both "serious" and "simple", aiming to serve people who are ready to invest more serious amounts than "credit card round ups" (e.g. only $0.01 to $0.99 at a time). Beanstox's marketing suggests serious investing begins with investing an initial minimum amount of $100 and then $50 to $100 week (perhaps 10% of each paycheck). The App is designed to provide a user experience and monthly pricing that is simple. Beanstox believes this approach will appeal to a large segment of the consumer market.

Current Stage and Roadmap

Current Stage & Road Map. Beanstox has successfully developed and recently released the initial public version of the App in the AppStore and Google Play, integrated with business partners including Amazon Web Services, Bambu Technologies, Plaid Technologies (being acquired by VISA), and DriveWealth broker dealer services. Several upgrades focused on enhancing the user experience have already been released. A full marketing launch is planned for after the crowdfunding offering.

Beanstox's marketing plan, in addition to the strategies described below, includes building awareness among many of the over 200,000 investors registered with StartEngine, attracting many to invest in the Offering and become one of the many owners of Beanstox and to also use the App.

Product development. Development of the App and the automated internet-based investment advisory services is expected to continue with the release of features now in development, such as IRA and Roth IRA accounts, and other features based on anticipated investor demand.

Marketing Strategies. The involvement of Kevin O'Leary creates a diverse set of "smart marketing" opportunities, which is our term for low cost initiatives such as PR, traditional media, social media and collaboration with various business partners. Developing and managing these opportunities does involve the cost of internal personnel. For advertisement and marketing, management expects cost efficiency due to Mr. O'Leary's involvement because he is a name, face and voice recognized and trusted by millions of people.

Team building. Staffing plans reflect gradual growth in staff for customer support , marketing and business partnerships, investment, operations, and compliance and product management and technology. The business model is highly scalable. Most staffing requirements have limited sensitivity to client growth, except for customer support, with expected ratios of one team member for every 15,000 clients (estimated budget cost of $60,000/yr/person). Significantly, management designed the business model to involve extensive outsourcing, which management believes allows our staffing ratios to be quite efficient compared to other leading wealth management "disruptors" that have 300+ employees.

The Team

Officers and Directors

Name: Connor O'Brien

Connor O'Brien's current primary role is with Beanstox and O'Shares Investment Advisers, LLC. Connor O'Brien currently serves 30 to 40 hours per week in his role with the issuer.

Positions and offices currently held with the issuer:
- **Position:** Director and President (CEO)
  Dates of Service: March 14, 2018 - Present
  Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of the Company and more specifically focuses on business development and growth strategies, team building, marketing and investment work.

Other business experience in the past three years:

- **Employer:** Beanstox Investments Inc. (sole shareholder of the Company)
  Title: Director and President
  Dates of Service: June 02, 2017 - Present
  Responsibilities: Chief Executive Officer

- **Employer:** O'Shares Investment Advisers, LLC
  Title: Director and President (CEO)
  Dates of Service: March 29, 2016 - Present
  Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of O'Shares Investment Advisers, LLC and more specifically focuses on business development and growth strategies, team building, marketing and investment work. Mr. O'Brien's currently services 30 to 40 hours per week in his role with O'Shares Investments Advisers, LLC.

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Director and President
  Dates of Service: March 18, 2015 - Present
  Responsibilities: As Chief Executive Officer Mr. O'Brien currently services 15 hours per week in his role with the Company.

- **Employer:** Stanton Asset Management Inc.
  Title: Director and President
  Dates of Service: September 26, 2002 - Present
  Responsibilities: Oversight of operations

- **Employer:** Fintech Strategies Corp.
  Title: Director and President
  Dates of Service: January 19, 2018 - Present
  Responsibilities: oversight of operations of holding company

- **Employer:** Stanton Assets Inc.
  Title: Director and President
  Dates of Service: December 21, 2010 - Present
  Responsibilities: Oversight of operations of holding company

Name: Kevin O'Leary

Kevin O'Leary's current primary role is with O'Leary Productions Inc.. Kevin O'Leary currently serves 15 to 20 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: March 14, 2018 - Present
  Responsibilities: Mr. O'Leary oversees the board of directors and focuses on marketing activities for the Company.

Other business experience in the past three years:

- **Employer:** Beanstox Investment Inc. (Sole shareholder of Beanstox)
  Title: Chairman
  Dates of Service: June 02, 2017 - Present
  Responsibilities: Chairman

- **Employer:** O'Shares Investment Advisers, LLC
  Title: Chairman
  Dates of Service: March 29, 2016 - Present
  Responsibilities: Mr. O'Leary oversees the board of directors and focuses on

marketing activities for the Company.

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Chairman
  Dates of Service: March 18, 2015 - Present
  Responsibilities: general oversight of board of directors and company management

- **Employer:** O'Leary Productions Inc.
  Title: President
  Dates of Service: February 12, 2012 - Present
  Responsibilities: Chief Executive Officer Mr. O'Leary currently services 35 hours per week in his role with O'Leary Productions Inc.

- **Employer:** StartEngine Crowdfunding Inc. (the parent company of the funding portal hosting this Offering)
  Title: Strategic Advisor
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Advisor and paid spokesperson

Name: Louise Anne Poirier

Louise Anne Poirier's current primary role is with Beanstox and O'Shares Investment Advisers, LLC . Louise Anne Poirier currently serves 30 to 40 hours per week in her role with the issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer and Secretary and Chief Compliance Officer
  Dates of Service: March 14, 2018 - Present
  Responsibilities: As CFO, COO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance.

Other business experience in the past three years:

- **Employer:** Beanstox Investments Inc.
  Title: Treasurer and Secretary
  Dates of Service: June 02, 2017 - Present

      Responsibilities: CFO, COO

- **Employer:** O'Shares Investment Advisers, LLC
  Title: Treasurer and Secretary and Chief Compliance Officer
  Dates of Service: March 29, 2016 - Present
  Responsibilities: As CFO, COO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance.

- **Employer:** O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
  Title: Treasurer and Secretary
  Dates of Service: March 18, 2015 - Present
  Responsibilities: CFO, COO

- **Employer:** Stanton Asset Management Inc.
  Title: Treasurer and Chief Compliance Officer
  Dates of Service: March 31, 2018 - Present
  Responsibilities: oversight of administration, finances and compliance

- **Employer:** Stanton Assets Inc.
  Title: Treasurer
  Dates of Service: January 02, 2011 - Present
  Responsibilities: oversight of finances

- **Employer:** Fintech Strategies Corp.
  Title: Treasurer
  Dates of Service: January 19, 2018 - Present
  Responsibilities: oversight of finances

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will able to provide its services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Terms of subsequent financings may adversely impact your investment
The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Shares. In addition, if we need to raise more equity capital from the sale of Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per Share.

Management Discretion as to Use of Proceeds

The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on management's current business plan. Management, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for financial advisory services and investment. Our revenues are therefore dependent upon the market for such service.Fees for internet-based investment advisory services are not long-term contracted sources of revenue and are not predictable. A decline in the market for such services would adversely affect our business.

Minority Holder; Securities with No Voting Rights

The Shares have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

New Technology

The Beanstox Robo App is a new product in its marketing testing phase. There are no assurances that this product will be a successful competitor in the automated internet-based investment advisory service space.

If the Company cannot raise sufficient funds it may not succeed

The Company, is offering the Shares in the amount of up to $1,070,000 in this Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The transferability of the Shares you are buying is limited

Shares purchased through this crowdfunding Offering is subject to SEC limitations of transfer. This means that the Shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family or a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Shares you receive. More importantly, there is no established market for these Shares and there may never be one. As a result, if you decide to sell these Shares in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Company is reliant on one main type of service

All of the Company's current services are variants on one type of product, providing a platform for investment advisory services. The Company's revenues are therefore dependent upon the market for such services.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount of $1,070,000 for this Offering, management may request that StartEngine instruct the escrow agent to disburse Offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the Company and will have no such right.

The Company's new product could fail to achieve the expected sales projections
The Company's growth projections are based on an assumption that with an increased advertising and marketing budget the Company's products will be able to gain traction in the marketplace at a faster rate. It is possible that the Company's products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The Company faces significant market competition
The Company will compete with larger, established companies who currently have products on the market or in various respective product development programs. Competitors may have much better financial means and sales & marketing sales and human resources than the Company. Competitors may succeed in developing and marketing competing equivalent products earlier than the Company, or superior products than those developed by us. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The Company is an early stage company and has not yet generated any profits
Beanstox is an automated internet-based investment advisory services which launched its initial public phase in March 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of new competitors into the market. The Company will only be able to pay dividends on any Shares once the Company's directors determine that the Company is financially able to do so. Beanstox has incurred a net loss to date and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Shares.

The Company is an early stage company and has limited revenue and operating

history

The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it is because you think that automated internet-based investment advisory services is a good idea, that the management team will be able to successfully market and sell the Company's products and services, that management can price them right and sell them to enough peoples so that the Company will succeed. Further, the Company has never turned a profit and there is no assurance that it will ever be profitable.

The cost of enforcing trademarks and copyrights could prevent the Company from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if management believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, management might choose not to file suit because the Company lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because management believes that the cost of enforcing the Company's trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of the Company's key personnel, or the Company's failure to attract and retain other highly qualified personnel in the future, could harm the Company's business

Small companies such as Beanstox can be dependent on key personnel. Although management believes it has the personnel resources in place to address the potential loss of key personnel such as Mr. O'Leary, Mr. O'Brien and Ms. Poirier, there are no assurances that this would not have a material impact on the Company. In addition, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, the Company may not be able to locate or attract qualified individuals for such positions when needed. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company operates in a highly regulated industry

The Company is registered with and regulated by the SEC. The rules regarding investment advisers are complex and violations could result in the Company's being unable to operate its business. The laws and regulations concerning the selling of investment advice may be subject to change and in such event the Company may be unable to operate its business as currently conducted.

The Company relies on third parties to provide services essential to the success of its business

The Company relies on third parties to provide a variety of essential business functions, including technology development, broker and dealer services, as well as legal and advertising services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that they will experience delays, defects, errors, or other problems with their work that will materially impact the Company's operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, the Company may be vulnerable to hackers who may access the data of our investors that utilize our platform. Further, any significant disruption in service by the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors interested in using the Company's platform. Further, the Company relies on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm the Company's reputation and materially negatively impact the Company's financial condition and business.

New Technology

The App is a new product in its marketing testing phase. There are no assurances that this product will be a successful competitor in the automated internet-based investment advisory service space.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Beanstox Investments Inc. (Fintech Strategies Corp. 50%; ShawStreet Investments ULC 25%; O'Leary Productions Inc. 25%)	20,000,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock (the "Shares"), and Class A Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,426,666 of Class B Non-Voting Common Stock (the "Shares").

Class B Non-Voting Common Stock (the "Shares")

The amount of stock authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Material rights associated with Class B Non-Voting Common Stock can be found in the Amended and Restated Certificate of Incorporation as attached in Exhibit F

Class A Voting Common Stock

The amount of stock authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Material rights associated with Class A Voting Common Stock can be found in the Amended and Restated Certificate of Incorporation as attached in Exhibit F.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited rights with regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have lesser rights than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more securities, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of securities outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more securities, an investor could experience value dilution, with each securities being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

The Company has made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity

Final amount sold: $100.00

Number of Securities Sold: 100

Use of proceeds: 100 shares of common shares were issued to the sole shareholder, Beanstox Investments Inc., for $100. The securities were converted to Class A Voting Common Stock in June 2020 and following a stock split of the securities, 20,000,000 shares of Class A Voting Common Stock we issued to Beanstox Investments Inc.

Date: March 14, 2018

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of the financial condition and results of the operations together with the financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting the current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The cofounders, Kevin O'Leary and Connor O'Brien, have self-funded the business development of the Company to date and could continue to do so. However, the Company's product has already been successfully tested and released, and has gained enough initial acceptance that management is confident in generating meaningful revenue growth as the Company's marketing programs are initiated.

Foreseeable major expenses based on projections:

The Company's expected expense mix, as the business grows to profitability is Marketing 25%, IT Services 16%, and Staffing (including Marketing & IT personnel) of 56.5% and StartEngine fees of 2.5%.

Future operational challenges:

Management has worked through key challenges of product development, as well as initial client acceptance, leaving the Company's "rate of growth" and "client retention" as the next key challenges, followed by controlling the cost structure, quality of customer support and operating capacity. Management believes the

Company has the people and resources required to handle these and other challenges as they emerge.

Future challenges related to capital resources:

The cofounders have self funded the business development to date and could continue to do so.

Future milestones and events:

Increases in the number of paying subscriber clients reflects momentum, growth and acceptance of the service and creates a series of milestones, such as reaching 1,000, 10,000 and over 100,000 clients, in turn driving profitability which is another important milestone. Management's goals include growing to one million clients and beyond, which of course will be a major value creation milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

The cofounders have self-funded the business development to date, and could continue to do so.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The cofounders have self funded the business development to date and could continue to do so. The funds of this campaign are not critical to the company's operations. Our product is being tested successfully and gained enough initial acceptance that management is confident the Company can generate meaningful revenue growth as the Company initiates its marketing program.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This Offering process, although not essential for the Company, is attractive for the potential to attract thousands of new clients as the crowdfunding process generates visibility, as well as to fund accelerated growth.

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?

The cofounders have self funded the business development to date and could continue to do so.

How long will you be able to operate the Company if you raise your maximum funding goal?

The cofounders have self funded the business development to date and could continue to do so.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The cofounders have self-funded the business development to date and could continue to do so.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Beanstox Investments Inc.
  Names of 20% owners: Fintech Strategies Corp. (50%) Shaw Street Investments ULC (25%) O'Leary Productions Inc. (25%)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: sole shareholder; provides staffing for operations and marketing.
  Material Terms: Reimbursement of costs for marketing and operations.

- **Name of Entity:** StartEngine CrowdFunding, Inc.("StartEngine")
  Names of 20% owners:
  Relationship to Company: StartEngine has engaged a 20%+ owner of the Company for certain transactions.
  Nature / amount of interest in the transaction: Kevin O'Leary is a paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.
  Material Terms: Mr. O'Leary is paid $400,000 per year for three years. Mr. O'Leary has also received compensation in the form of 322,506 options of StartEngine CrowdFunding, Inc. securities at a $7.50 strike price.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

Valuation. The Company's valuation philosophy for this Offering is to provide investors an attractive investment opportunity to participate with the founders as owners of Beanstox. The Company's goal is to attract numerous people to also become customers using the App, providing comments, and helping Beanstox accelerate growth. Since the Offering amount is limited to $1.07 million, the founders believe it is in their interest to offer an attractive valuation, as described below.

The valuation analysis included a review of three comparable companies (Acorns, Stash and Betterment) summarized below, which indicates pre-money valuations by venture capital firms investing as follows:

A. "Before product launch" ranging from $26 million to $42 million; and

B. "After product launch" ranging from $53 million to $76 million.

More recently, these three companies have each been valued at $800 million or more. Currently, management believes that Beanstox is at a stage between A and B above, and although a higher valuation could be justified for this round of financing, we have set the valuation at $15 million to attract numerous people to become Beanstox owners, customers, and brand ambassadors, helping Beanstox accelerate growth.

Description of Comparable Company Benchmarks. Acorns, Stash and Betterment, are among the most comparable companies, as they are B2C focused and began as start-ups with "new brands", providing automated wealth management services. Also, each of them is focused on the U.S. market and regulated by the SEC. Acorns and Stash both have monthly subscription models like Beanstox, while Betterment pricing is based on a percentage of client account value. Each of these three companies, before having any clients, revenue or even a "Live Beta product", completed financings at valuations ranging from approximately $26 million (Betterment) to $35 million (Stash) and $42 million (Acorns). After each of financings, each of these companies completed at least a Live Beta product by the time of their subsequent financings, which were at increased valuations ranging from $53 million (Betterment) to $55 million (Stash) and

$76 million (Acorns). None of them had any significant revenue at the time of these subsequent financings. Gradually, all three continued with additional financings, with valuations that have increased to $800 million (Stash and Betterment) and $860 million (Acorns).

Beanstox Progress vs Benchmarks. Beanstox is more advanced than these comparable companies were at the time of their first financing, as Beanstox has already completed key steps including SEC registration, the development and release of an initial public App (both iOS and Android), and tested its simple $5/month subscription revenue model (vs monthly fee range of $1 to $3 for Acorns and $1 to $9 for Stash). Beanstox also has marketing assets including pre launch interest for priority access for user accounts, as well as Kevin O'Leary's impact in traditional media and social media marketing (over 3 million followers).

Beanstox Differentiation. Beanstox appears to have a more favorable operating cost structure than these comparable companies (e.g. lean team, variable cost outsourcing and automation) achieved partly because of expected growth due to the involvement of Kevin O'Leary. Beanstox also expects to realize a marketing cost benefit of lower customer acquisition cost (CAC) by leveraging Kevin O'Leary and his traditional media and social media impact, as successfully tested for impact in generating downloads, clients and low CAC.

Beanstox Business Model. Beanstox has a predictable model for revenue per client of

$5/month, and a favorable cost per client of estimated at $1/month, as well as a lean fixed cost structure, with fewer full-time employees. Also, the Beanstox App is positioned to appeal to a different, more serious investor, than the current focus of the key subscription-based competitors, Acorns and Stash, which both compete in the credit card "round up" model.

Use of Proceeds

If the Company raises the Minimum Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *StartEngine Premium service*
  97.5%
  StartEngine Premium service

If the Company raises the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  25.0%
  The Company's strategy includes a blend of collaborative marketing managed by internal staff (initially $8,000/mo), and paid ads in both traditional and digital media (initially $20,000/mo). Management plans to gradually increase investment in Marketing by $10,000/month, assuming client growth exceeds 2,000/month, corresponding to monthly increase in ARR (annual revenue run rate) of $120,000.

- *IT Services*
  16.0%
  The Company's strategy will be to continue outsourcing to its current services providers Bambu, DriveWealth, Plaid (being acquired by VISA) and Amazon Web Service ($10,000/m plus an estimated $1.00/m/client), supported by gradual growth of a small internal team initially focused on UI (App User Interface) and

trouble-shooting (initially $15,000/m).

- *Staffing*
  55.5%
  Plans, in addition to those referenced above, include customer support (2 people initially) and investment operations/compliance (2-3) at an estimated initial cost of $50,000/month and internal IT & Office cost of $18,000/month.

- *StartEngine Premium service*
  1.0%

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.beanstox.com (Financial Information tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/beanstox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Beanstox Inc.
("Beanstox" or the "Company" or the "issuer")

[See attached]

BEANSTOX®

BEANSTOX INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and Period from March 14, 2018 (Inception)
to December 31, 2018

BEANSTOX INC.

Year Ended December 31, 2019 and Period from March 14, 2018 to December 31, 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Beanstox Inc.
Boston, MA

We have reviewed the accompanying financial statements of Beanstox Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and period from March 14, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

June 5, 2020

BEANSTOX INC.
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 14,079	$ 5,135
Accounts receivable, net	2,275	10,813
Total current assets	16,354	15,948
Subscription receivable-related party	100	100
Total assets	$ 16,454	$ 16,048
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - related party	$ 20,943	$ 20,514
State income tax payable	456	456
Total current liabilities	21,399	20,970
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 100 shares issued and outstanding at December 31, 2019 and 2018	-	-
Additional paid-in capital	100	100
Accumulated deficit	(5,045)	(5,022)
Total stockholders' equity	(4,945)	(4,922)
Total liabilities and stockholders' equity	$ 16,454	$ 16,048

See accountants' review report and accompanying notes to the financial statements.

2

BEANSTOX INC.

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2019 and Period from March 14, 2018 (Inception) to December 31, 2018

(unaudited)

	2019	2018
Revenue	$ 32,243	$ 25,988
Operating expenses		
Professional fees	28,021	28,840
Rent	3,448	1,674
General and administrative	341	40
Total operating expenses	31,810	30,554
Net loss before income taxes	433	(4,566)
Provision for state income taxes	(456)	(456)
Net loss	$ (23)	$ (5,022)

See accountants' review report and accompanying notes to the financial statements.

3

BEANSTOX INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2019 and Period from March 14, 2018 (Inception) to December 31, 2018

(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on March 14, 2018 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for receivable	100	-	100		100
Net loss	-	-	-	(5,022)	(5,022)
Balance on December 31, 2018	100	-	100	(5,022)	(4,922)
Net loss	-	-	-	(23)	(23)
Balance on December 31, 2019	100	$ -	$ 100	$ (5,045)	$ (4,945)

BEANSTOX INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2019 and Period from March 14, 2018 (Inception) to December 31, 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (23)	$ (5,022)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable, net	8,538	(10,813)
Accounts payable - related party	429	20,514
State income tax payable	-	456
Net cash provided by operating activities	8,944	5,135
Net increase in cash and cash equivalents	8,944	5,135
Cash and cash equivalents, beginning	5,135	-
Cash and cash equivalents, ending	$ 14,079	$ 5,135
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ 456	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Beanstox, Inc. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Delaware, and is headquartered in Boston, MA. The Company provides investment advisory services through the use of a mobile app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from investment contracts prescribed under ASC 606 five-step model:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from monthly services provided to customers via the Company's mobile application. Revenue for these services is recognized in the month the financial advisement services are provided.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for 2018 begin to expire in 2038, and the net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets and liabilities of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ (12,634)	$ (12,080)
Intangible asset	(7,004)	(7,441)
Total deferred tax asset	(19,638)	(12,080)
Valuation allowance	19,638	12,080
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 5, 2020, the date these financial statements were available to be issued and noted no material subsequent events needing disclosure.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $5,045 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period from March 14, 2018 (inception) to December 31, 2018, the Company issued common stock to a company under common control in exchange for cash to be received. The balance is non-interest bearing. At December 31, 2019 and 2018, the balance outstanding is $100 and is recorded under 'Subscription receivable-related party' on the balance sheets.

During the year ended December 31, 2019 and the period from March 14, 2018 (inception) to December 31, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $20,943 and $20,514, respectively, and are recorded under 'Accounts payable – related party' on the balance sheets.

NOTE 4 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 1,000, $0.001 par value, shares of common stock authorized, with 100 shares issued and outstanding. There were no common stock transactions during the year ending December 31, 2019.

On March 14, 2018, the Company issued 100 shares at par value in exchange for a receivable in the amount of $100 from a company under common control.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]











Start Investing | Edit My Campaign | Blog | Diana C.

This offering is not live or open to the public at this moment.

Beanstox Inc.

Seriously Simple Investing

BEANSTOX®
Seriously Simple Investing
Kevin O'Leary
BEANSTOX, Chairman & Co-founder

Website | Boston, MA | FINANCIAL SERVICES

$0.00 raised

0 Investors	**91** Days Left
$0.75 Price per Share	**$15M** Valuation
Equity Offering Type	**$150.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Cofounded by Shark Tank investor, Kevin O'Leary, Beanstox is an app designed to help millions of Americans begin saving and investing to build their wealth. O'Leary learned that over 100 million Americans have little or no savings and investments, and almost nothing put away for retirement. He committed to developing Beanstox for "Seriously Simple Investing" to enable people to begin investing in minutes, with personalized portfolios, automated recurring investments, and more - all for a simple monthly subscription fee.

Overview | Team | Terms | Updates | Comments | Following

Reasons to Invest

- Shark Tank investor (and StartEngine paid spokesman) Kevin O'Leary is the Cofounder and brand ambassador, extending the company's reach to millions of people.
- Soft launch of the beta version of the app generated over 3,000 downloads
- Over 100 million Americans need help with saving and investing, and market studies indicate that the worldwide robo-advisory market is expected to grow to $16 trillion of assets under management by 2025.

BEANSTOX®
Seriously Simple Investing

THE PROBLEM

Investing is inaccessible for too many people

The options for investing are limited for middle-income people as traditional financial service providers often have high minimums, such as $100,000, with annual fees as high as 1% of assets under management. Most adults are heading to a retirement of poverty- in fact, about 100 million households do not have an investment account.



100M

American households have no kind
of investment account

Many Americans who are only saving but not investing are missing the power of compounding returns that could greatly improve their financial wealth and retirement savings over the course of their lifetime. Someone saving $100/week over 40 years, but not investing and assuming no interest accrual, would have $208,000; however by investing the same $100/week at an annualized return of 8%, invested for 40 years in a properly diversified portfolio for the entire period, **they could end up with $1.5 million**. Beanstox helps make the power of compounding returns accessible to all people.

How You Invest Your Income Matters

Annualized Return	8%
Investment Period	40 years
Weekly Investing	$100

Assuming a properly diversified portfolio, with
money staying invested during the whole period



40 Years- Weekly Investment

■ Simple Savings*   ■ Investing at 8%**

*Simple saving assumes no interest rate accrual

**Assumes an annualized market return of 8%, below the 30 and 40 year annualized market return for the S&P 500. Actual returns will vary greatly and depend on personal and market conditions. Past performance does not guarantee future result. This chart does not reflect fees or costs associated with investing. It is not indicative of past performance or any client's experience using the Beanstox App.

THE SOLUTION

A simpler way to invest

Our team at Beanstox developed an app that enables people to start investing their money in minutes. We realized that an effective solution must be both serious and simple, with an investment approach designed to combine saving with automated investing to "use the power of compounding".

Automated investing

Investors receive personalized portfolios and recommendations based on their individual investment goals and risk tolerance levels. Investors set the amount they want to add to each investment goal every week or month, which is then automatically invested.



Straightforward subscription model with a low minimum investment

Easy to understand monthly membership fee of $5*. There are no hidden fees or surprising charges, allowing users to start investing with as little as $100.



This membership fee covers costs associated with portfolio advisory services, custody, account maintenance and trade execution but additional services may incur additional fees, and the fee does not include fees and expenses charged by ETFs to their shareholders. Learn about fees here.

Multi-goal investing

Investors can have several investment goals with different investment time horizons. This is designed to help clients visualize and commit to regular saving and investing for the important goals in their life.

Start Investing With Different Goals

Short-term goal

Power Savings	Earn up to 2.1% of annual income on your short-term investment*

Medium-term goal

Project Builder	Start saving a down payment for that house or condo you always wanted

Long-term goal

Wealth Builder	Start saving to build you wealth for financial freedom (& retire someday!)

Learn more about earning income here

Recurring deposits

Set weekly or monthly recurring deposits for each goal. Depending on how much, in what portfolio you invest the app will show you the potential return you can expect (based on the number of years you stay fully invested.)



Weekly Investment:
$100

Length of Time:
20 years

Stocks:
80%

Money:
$240,827

THE MARKET

The robo-advisory market expected to soon manage over $16 trillion of assets

Market studies indicate that the worldwide robo-advisory market is expected to grow to $16 trillion of assets under management by 2025. Among the 100 million Americans with no investment account, we believe that about 30-40 million people in the U.S. will open a robo-advisory account in the next five years.

Worldwide Robo-Advisory Market

$16 Trillion

by 2025

OUR TRACTION

Kevin O'Leary as a cofounder, app discussed on ABC News

Beanstox has successfully developed and tested the first version of its internet-based advisory services app. An initial public version of the app was recently released in the App Store and Play Store, and we have started onboarding clients.

Beanstox cofounder, Kevin O'Leary, is widely recognized as a savvy investor, and a brand trusted by many. He is known across America as an investor on the very popular show Shark Tank, as well as a contributor on CNBC and more. O'Leary, in simply mentioning the app, including on ABC News, helped Beanstox generate **over 3,000 downloads.** His expected marketing impact includes recurring exposure in traditional media and his social media following of over 3 million people on LinkedIn, Instagram, YouTube and more.



WHAT WE DO

An investment and wealth building app that is both informative and easy to use

The Beanstox app, although simple for users, is serious about investing. Our technology uses investment goals and risk tolerance levels provided by the client to determine an appropriate personalized portfolio, built using diversification across selected ETFs (Exchange Traded Funds). Our investment approach reflects Kevin O'Leary's philosophy: keep it simple, keep investing, keep portfolios diversified.



Beanstox has already established a range of capabilities and relationships for KYC/AML, brokerage and custody, banking, investing, account management, reporting and more.

We've Established A Range of Capabilities & Relationships For:

KYC/AML	Brokerage & Custody	Banking
Investing	Account Management	Reporting

THE BUSINESS MODEL

B2C subscription-based business model, with low operational costs

Beanstox uses a straightforward subscription model: $5/Month. The variable costs per user are ~$1/Month, including bank connection, securities trading, account maintenance and reporting costs. Fixed costs include our core team and marketing expenses. Although we expect to invest for significant growth beyond one million clients, we could achieve break-even with 30,000 clients.





Break Even Point

30K clients

Instant marketability meets maximum accessibility

Kevin O'Leary's credible reputation as an investing expert, widely featured in traditional media, gives our brand a clear advantage in the marketplace. Our brand begins with an established sense of trust among many consumers.

Our app features set us apart from our competitors: keep it simple yet serious; provide multi-goal investing; automate almost everything; provide serious info on personal finance; provide access to livestream education with Kevin O'Leary and expert guest speakers.



Quick Setup

Multi-Goal Investing

Automated Investing

Investor Education

Apps such as Acorns & Stash provide "round up" investing or enable users to invest their spare change, while sites such as Wealthfront & Betterment provide services for more affluent investors. Beanstox fits somewhere in the middle as a way for Main Street America to start seriously investing a target amount, such as $100 each week or month, working their way toward financial freedom.

Main Street America Is Left Out

Robo Advisory Market -
Income Level vs. Average Account



Graph developed based on internal research

Empowering millions to attain financial freedom

Beanstox's vision is to become a leading personal financial platform for the millions of middle-income households that are currently considered "too small" by traditional wealth management service providers.

To become a leading personal financial platform for the millions of middle-income households that are currently underserved by traditional financial service providers.

OUR TEAM

On a mission to make financial freedom more accessible

Beanstox was cofounded by chairman and brand ambassador, Kevin O'Leary, and CEO, Connor O'Brien. Kevin O'Leary has worked closely with the company's core team since it's development. The Beanstox team members have experience with investment management, digital marketing, customer service, compliance and more. With Kevin O'Leary giving Beanstox the unique edge of high impact marketing, our company is focused on delivering a high-quality client experience.

WHY INVEST

Now is your opportunity to become a part of our long-term growth plan

Beanstox is focused on helping millions of regular people grow their wealth over time and achieve financial freedom in a way that works for them. Our ability to achieve our goals will be accelerated by inviting like-minded people to become Beanstox clients and owners. Join our ownership team and become a part of our long-term growth plan.



BEANSTOX®

Seriously Simple Investing

Meet Our Team



Kevin O'Leary
Chairman & Cofounder

Kevin is actively involved in Beanstox, particularly regarding investor experience, strategy and marketing. Mr. O'Leary, aka Mr. Wonderful on Shark Tank, is a well-known investor, entrepreneur and business builder. He has a social media following of over 3 million people and has experience with digital marketing strategies for various consumer businesses. He is passionate about helping people with financial literacy and building their financial future. He is the bestselling author of three books on personal finance, money and investing: Cold Hard Truth and Men, Women and Money, and Cold Hard Truth on Family, Kids and Money.



Connor O'Brien
CEO & Cofounder

Connor leads the development, team building and management of the company. Mr. O'Brien has over 30 years of experience in financial services, including 15 years in New York, at Lehman Brothers and Merrill Lynch, followed by investment management in leading a mutual fund business and then leading the successful development and growth of O'Shares ETFs with ETFs listed on the New York Stock Exchange. He has led Beanstox through product development and successful release in the AppStores. He is a graduate of Dartmouth College (MBA) and Middlebury College (BA in Physics and Economics).



Louise Anne Poirier
Chief Financial Officer & Chief Compliance Officer

Louise Anne oversees administration, compliance and operations at Beanstox. She is an attorney with over 30 years of legal and investment management experience, initially in New York handling corporate securities and investment fund related matters at the Wall Street law firm of Schulte, Roth and Zabel and subsequently at Stanton Asset Management and O'Leary Funds in Montreal. Ms. Poirier is also the Treasurer and CCO at O'Shares ETFs. Ms. Poirier is a graduate of the University of Montréal (LL.B.) and Columbia University (Masters International and Public Affairs).

Kevin O'Leary is a strategic advisor and paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.

Offering Summary

Company	Beanstox Inc. ("Beanstox" or the "Company" or the "issuer")
Corporate Address	75 State Street, Suite 100, Boston, MA 02109
Offering Minimum	$9,999.75
Offering Maximum	$1,069,999.50
Minimum Investment Amount (per investor)	$150.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock non-voting
Minimum Number of Shares Offered	13,333
Maximum Number of Shares Offered	1,426,666
Price per Share	$0.75
Pre-Money Valuation	$15,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) a funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered is Subject to Adjustment for Bonus Shares. See Bonus Information Below.

Company Perks*

Early Bird

First 72 hours - Friends and Family - 20% bonus shares

Next 72 hours - Super Early Bird Bonus - 10% bonus shares

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ | Free Beanstox subscription for 6 months

$1,000+ | Free Beanstox subscription for one year and "Owners-Exclusive" investing session with Kevin O'Leary

$5,000+ | Free signed Kevin O'Leary book+ 5% bonus shares





$10,000+ | Invitation to "Beanstox Owner" live in-person anniversary event(s) or Virtual Retreat with Kevin O'Leary and the Beanstox team + 10% bonus shares

**All perks occur when the Offering is completed.*

The 10% Bonus for StartEngine Shareholders

Beanstox Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. ("StartEngine")

OWNer's bonus as shareholders of StartEngine (the "Eligible Investors").

This means Eligible Investors will receive a 10% bonus for Shares they purchase in this Offering. For example, if an Eligible Investor subscribes for 100 Shares at $0.75/Share, such Eligible Investor will receive and own 110 Shares for $75. Fractional Shares will not be distributed and Share bonuses will be determined by rounding down to the nearest whole Share.

This 10% Bonus is only valid during the Eligible Investors eligibility period. Eligible Investor will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are cancelled or fail.

Eligible Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Beanstox is a Securities and Exchange Commission ("SEC") registered investment adviser and has arranged for brokerage services to be provided by DriveWealth LLC ("DriveWealth"), a registered broker-dealer and member of FINRA/SIPC. DriveWealth is not affiliated with Beanstox.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy,

accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kevin O'Leary:
Hi, Kevin O'Leary here. Today over 100 million Americans don't have an investment account. I want to help. So what I've been doing is thinking about, how do we make this easy? That's why I created, along with a whole team of others, an app called Beanstox. Beanstox makes investing really easy. You download it to your phone, you set it up, you connect it to your bank account, and you tell it what to take each week. I recommend 100 bucks a week. You can do whatever you want. But the whole idea is you start to invest. Tell it anything you want, but it does the work for you. It's really investing made very, very simple. That was the whole idea of Beanstox.

Kevin O'Leary:
What are the costs? It's a flat fee. It's $5 a month for all the things you do, no matter how much you put in, or don't put in a month. Now, how are we going to grow this business? I love the idea of crowdfunding. It's a way to let your actual advocates or your customers invest along with you. So we're going to do our first round on StartEngine. StartEngine is America's largest crowdfunding platform. I'm actually an investor in StartEngine and I'm an advisor to them.

Kevin O'Leary:
If you want to try Beanstox, that's easy. You can just download it. If you want to invest in Beanstox, too, go to startengine.com. I've invested in Beanstox already, I love the idea of it, so I think the product is really, really ready to go, and if you'd like to invest alongside me, just go to startengine.com, put in whatever you like. I'd like to see people start investing and Beanstox makes it really simple. So check it out, and if you want, become a shareholder at startengine.com. Take care, my friends.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 2-8% (two to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BEANSTOX INC.", FILED IN

THIS OFFICE ON THE SECOND DAY OF JUNE, A.D. 2020, AT 1:56

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6797561 8100

SR# 20205441817

Authentication: 203035798

Date: 06-02-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:56 PM 06/02/2020
FILED 01:56 PM 06/02/2020
SR 20205441817 - File Number 6797561

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BEANSTOX INC.

The undersigned, being the President of Beanstox Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies:

I. The name of the Corporation is Beanstox Inc. (the "Corporation"). The Corporation was originally incorporated under the same name.

II. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 14, 2018.

III. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IV. The amendments to, and restatement of, the Certificate of Incorporation as set forth herein was authorized by unanimous written consent of the Board of Directors of the Corporation and the written consent of the sole stockholder entitled to vote thereon.

V. The text of the Certificate of Incorporation is amended and restated in its entirety to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Beanstox Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on June 2, 2020.

Name: Connor O'Brien
Title: President

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EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BEANSTOX INC.

FIRST. The name of the corporation is Beanstox Inc.

SECOND. The address of the corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

(a) The total number of shares of stock which the corporation shall have authority to issue is 30,000,000 consisting of (a) 20,000,000 shares of Class A Voting Common Stock, par value of $0.001 per share ("Class A Voting Common Stock") and (b) 10,000,000 shares of Class B Non-Voting Common Stock, par value $0.001 per share ("Class B Non-Voting Common Stock").

(b) The rights, powers and privileges of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be equal and identical in every respect other than in respect of voting rights as set forth herein. Except as required by the Delaware General Corporation Law, as amended, the holders of the Class A Voting Common Stock shall possess exclusively all voting power and each holder of Class A Voting Common Stock shall be entitled to one (1) vote in respect of each share of Class A Voting Common Stock held by him, her or it of record on the books of the corporation for the election of directors and on all other matters submitted to a vote of stockholders of the corporation. The Class B Non-Voting Common Stock shall be non-voting and shall not entitle the holders thereof to any voting rights or to receive notice of any meeting of the stockholders of the Corporation (other than as may be expressly required under the Delaware General Corporation Law, as amended).

(c) The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective subsection 242(b)(2) of the Delaware General Corporation Law, as amended.

FIFTH. Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the by-laws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any by-law whether adopted by them or otherwise.

SEVENTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

EIGHTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

4465724v.1